Exhibit 99.1

Scotiabank announces agreement to acquire 14.9% equity interest in KeyCorp

TORONTO, Aug. 12, 2024 /CNW/ - Scotiabank announced today that it has entered into an agreement to acquire an approximate 14.9% pro-forma ownership stake in KeyCorp through an issuance of common shares at a price of $17.17 per share, representing an 11% premium to the volume weighted average price for the last 20 trading days. The total cash consideration is approximately US$2.8 billion (the "Investment").

KeyCorp is a premier U.S. based financial services company operating across 15 states, with US$187 billion in assets and approximately 1,000 branches offering commercial and retail banking and investment advice and services.

The Investment will be completed in two stages—an initial investment of 4.9% (the "Initial Investment") and an additional investment of approximately 10% (the "Additional Investment"), for a total pro forma ownership of approximately 14.9%. The Investment is expected to be accretive to earnings per share in the first full year following closing of the Additional Investment.

"This strategic investment in KeyCorp, a premier bank in the U.S., significantly increases the capital deployed to our identified priority markets," said Scott Thomson, President and CEO of Scotiabank. "We believe that this transaction provides attractive near-term returns to our shareholders and creates future optionality for Scotiabank in the North American corridor, given our unique position as the only Canadian bank with a presence across Canada, the U.S., and Mexico. We look forward to exploring mutually beneficial strategic opportunities in the future."

Scotiabank is one of the top 10 foreign banking organizations in the U.S., with a well-established Global Banking and Markets ("GBM") business. KeyCorp operates a complementary and attractive U.S. business focused on commercial clients.

Transaction Highlights:

Subject to clearances and regulatory approvals, the Initial Investment of 4.9% is expected to close in the fourth quarter of fiscal 2024, and the Additional Investment of approximately 10% (for a total pro-forma ownership of approximately 14.9%) is expected to close in fiscal 2025.

Upon completion of the Additional Investment, Scotiabank will have the right to designate two individuals to serve on KeyCorp's Board of Directors; one senior officer of Scotiabank and one third party director designated by Scotiabank and reasonably acceptable to KeyCorp.

The Initial Investment will be recorded as an equity investment at fair value, with subsequent mark to market changes through other comprehensive income. On completion of the Additional Investment, the approximately 14.9% ownership will be classified as an investment in associate for accounting purposes.

The CET1 ratio impact at closing of the Initial Investment is estimated to be approximately 10 basis points and is estimated to be a further 40 to 45 basis points at the closing of the Additional Investment.

At this time, and until such time the Bank elects otherwise, the Bank intends to suspend the discount on its Shareholder Dividend and Share Purchase Plan effective for dividends to be declared subsequent to the declaration expected on August 27, 2024. Consequently, this will be the last dividend that will be eligible to participate in the discount.

Conference Call
Scotiabank will host a conference call on August 12, 2024, at 9:00 a.m. ET. The call will end promptly at 9:30 a.m. ET. Interested parties are invited to access the call live:

  Via telephone, in listen-only mode, at 416-641-6104 or 1-800-952-5114 (North America toll-free) using access code 3001700#. Please call shortly before 9:00 a.m. ET.
  On the Investor Relations page at www.scotiabank.com/investorrelations.

A telephone replay will be available between Monday, August 12 to Thursday, September 12, 2024, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free). The access code is 6399605#.

The archived webcast will be available on the Investor Relations page at www.scotiabank.com/investorrelations following the call.

Advisors
Bank of America and Scotiabank are serving as financial advisors, and Cravath, Swaine & Moore LLP is serving as legal counsel to Scotiabank.

About Scotiabank
Scotiabank's vision is to be our clients' most trusted financial partner, to deliver sustainable, profitable growth and maximize total shareholder return. Guided by our purpose: "for every future," we help our clients, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With assets of approximately $1.4 trillion (as of April 30, 2024), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on X @Scotiabank.

About KeyCorp
KeyCorp's roots trace back nearly 200 years to Albany, New York. Headquartered in Cleveland, Ohio, Key is one of the nation's largest bank-based financial services companies, with assets of approximately US$187 billion at June 30, 2024.

Key provides deposit, lending, cash management, and investment services to individuals and businesses in 15 states under the name KeyBank National Association through a network of approximately 1,000 branches and approximately 1,200 ATMs. Key also provides a broad range of sophisticated corporate and investment banking products, such as merger and acquisition advice, public and private debt and equity, syndications and derivatives to middle market companies in selected industries throughout the United States under the KeyBanc Capital Markets trade name. For more information, visit https://www.key.com/. KeyBank Member FDIC.

Forward-Looking Statements
From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management's Discussion and Analysis in the Bank's 2023 Annual Report under the headings "Outlook" and in other statements regarding the Bank's objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank's businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "aim," "achieve," "foresee," "forecast," "anticipate," "intend," "estimate," "plan," "goal," "strive," "target," "project," "commit," "objective," and similar expressions of future or conditional verbs, such as "will," "may," "should," "would," "might," "can" and "could" and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk; changes to our credit ratings; the possible effects on our business of war or terrorist actions and unforeseen consequences arising from such actions; technological changes and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank's ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank's information technology, internet connectivity, network accessibility, or other voice or data communications systems or services; which may result in data breaches, unauthorized access to sensitive information, and potential incidents of identity theft; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank's business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; inflationary pressures; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the global economy, financial market conditions and the Bank's business, results of operations, financial condition and prospects; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results, for more information, please see the "Risk Management" section of the Bank's 2023 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 Annual Report under the headings "Outlook", as updated by quarterly reports. The "Outlook" and "2024 Priorities" sections are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC's website at www.sec.gov.

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For further information: For investor inquiries only: John McCartney, Investor Relations, Scotiabank, john.mccartney@scotiabank.com; For media inquiries only: Patricia Hsiung, Global Communications, Scotiabank, patricia.hsiung@scotiabank.com

CO: Scotiabank

CNW 06:00e 12-AUG-24